Exhibit 99.1

The Hague, March 28, 2008

AEGON 2007 financial statements available

AEGON N.V. has filed its Annual Report on Form 20-F for the year 2007 with the United States Securities and Exchange Commission (SEC).

The document is also posted on the company’s website www.aegon.com, as is the Annual Report 2007 and the Annual Review 2007. Hard copies of the documents may be obtained upon request.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free)

Media	+31 (0)70 344 83 44

E-mail	gcc-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

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